UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  000-27768

WESTBRIDGE ENERGY CORP.

(Exact name of Company as specified in its charter)

1687 West Broadway #200, Vancouver, British Columbia, Canada  V6J 1X2

604-682-3222

(Address, and telephone number of Company’s principal executive offices)

Common Shares, without par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) [xx] (for equity securities)	Rule 12h-6(d) [ ] (for successor companies)
Rule 12h-6(c) [ ] (for debt securities)	Rule 12h-6(i) [ ] (for prior Form 15 filers)

PART I

Item 1.  Exchange Act Reporting History

         A.  February 14, 1996

         B.  Yes

Item 2.  Recent United States Market Activity

         A.  Never

         B.  Not Applicable

Item 3.  Foreign Listing and Primary Trading Market

         A.  TSX Venture Exchange in Canada

         B.  1.  August 1980 (formerly Vancouver Stock Exchange)

             2.  The Company has maintained a listing of its common shares for at least the 12 months preceding the filing of this Form.

         C.  One-fourth of Common Share trading in on the TSX Venture Exchange

Item 4.  Comparative Trading Volume Data

         Not Applicable

Item 5.  Alternative Record Holder Information

         Effective 3/31/2010, as determined by the Company’s Registrar and Transfer agent, the Company had 302 registered shareholders, 73 of whom had U.S. addresses.

Item 6.  Debt Securities

         Not Applicable

Item 7.  Notice Requirement

         A.  May 26, 2010

         B.  These notices were disseminated by the major newswire services the Company typically uses to publish its press releases and also published by various news services in the United States.  In addition, these notices were posted on SEDAR in Canada and EDGAR on Form 6-K, on May 26, 2010 and May 27, 2010, respectively.

Item 8.  Prior Form 15 Filers

         Not applicable.

PART II

Item 9.  Rule 12g3-2(b) Exemption

         The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on SEDAR in Canada at www.SEDAR.com

PART III

Item 10.  Exhibits

          None.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded five (5) percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

xx	(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

xx	(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Westbridge Energy Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Westbridge Energy Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Dated: May 28, 2010

By: /s/ Martin P. Cotter

        Martin P. Cotter, President/CEO and Director